REEBONZ HOLDING LIMITED

5 TAMPINES NORTH DRIVE 5

#07-00

SINGAPORE 528548

April 9, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reebonz Holding Limited
Registration Statement on Form F-1
File No. 333-229839

Ladies and Gentlemen:

Reebonz Holding Limited (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 5:00 p.m., Eastern Time, on Wednesday, April 10, 2019, or as soon thereafter as practicable.

Very truly yours,

REEBONZ HOLDING LIMITED

By:	/s/ Samuel Lim
Samuel Lim
President and Chief Executive Officer